FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Judy Lewent, a Director, in American Depositary Shares ("ADS") of GlaxoSmithKline plc (the "Company") in connection with the administration of a family member's estate. Ms Lewent was appointed Executor of that estate and administered the assets of the estate, including the division and transfer of 500 ADSs in the Company, as follows:

(a) the transfer on 1 May 2014 of 167 ADSs from the estate by way of gift to each of Ms Lewent's two brothers; and
(b) the transfer on 1 May 2014 of 166 ADSs from the estate by way of gift to Ms Lewent.

The Company was advised of these transactions on 1 May 2014.

This notification relates to transactions notified in accordance with paragraph 3.1.4R(1)(a) of the Disclosure and Transparency Rules.

V A Whyte
Company Secretary

2 May 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 02, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc